December 5, 2007

Mail Stop 6010

By U.S. Mail and facsimile to (847) 634-2058

Noel Elfant
Vice President, General Counsel, Secretary
Zebra Technologies Corporation
333 Corporate Woods Parkway, Vernon Hills, IL 60061

> **Re: Zebra Technologies Corporation**
> **Definitive 14A**
> **Filed April 24, 2007**
> **File No. 000-19406**

Dear Mr. Elfant:

We have reviewed your response letter dated November 2, 2007 and have the following comments. Please respond to our comments by December 19, 2007 or tell us by that time when you will provide us with a response. If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply. We welcome any questions you may have about our comments or any other aspect of our review.

Potential Payments Upon Termination or Change in Control, page 16

1.   We note your response to our prior comment 4. While we appreciate the concern that inclusion of such definitions in the compensation discussion and analysis section may potentially complicate the disclosure, a brief reference on page 16 of your proxy statement that the meanings of such terms can be found in "the applicable agreements and plans" is not consistent with the guidelines discussed in Section VI of Commission Release 33-8732A. However, in light of your concerns, it would appear appropriate to follow the guidelines in the Commission Release regarding use of a glossary. In future filings, please include the meanings of the defined terms in a glossary or other section of your document rather than referencing the reader to unidentified agreements and plans that have been previously filed with the Commission. To mitigate your concerns, consider including such glossary in a section other than your compensation discussion and analysis, but clearly refer the reader to that section.

Compensation Discussion and Analysis, page 25

2.   We note your response to prior comments 6, 11, 12 and 13. Please confirm that you will disclose in future filings the information set forth in your responses.

Base Salaries, page 25

3.   We note your response to our prior comment 9. Please provide in a response letter additional detail regarding why you believe disclosure of a past year's performance measures and targets would cause competitive harm. In particular, explain in detail how a competitor could use such disclosure to derive information that they could then use to their competitive advantage and to your commercial harm. In your response, please consider the following questions:

- How would disclosure of operating profit targets, as compared to disclosure of actual operating profits in your fiscal year end financial statements, give competitors insights into the company's internal financial budgets or its internal expectations and views of its operational success or failure? How are competitors able to derive such information from target operating profit figures?
- Why would it be reasonable for competitors to assume that the relationship between target operating profit and internal financial budgets or internal views of company operational success was highly correlated?
- Even if a high correlation existed in a given year, might not the compensation committee vary the level of difficulty for achieving a target from year to year such that a competitor's knowledge of past years targets might not be predictive of a subsequent year's budget or expectations?
- You state in the second bullet point of your response that competitors could use a past year's target information in a way that could be competitively harmful. Again explain how. What information might they derive from the targets? Provide an illustrative example.
- Similarly, explain the causative relationship between disclosure of a past year's targets and the competitive harm described in the last bullet point on page 14 of your response. How could disclosure of targets related to executive officer compensation expose budgetary shortcomings and how could customers and suppliers derive the necessary information from the disclosure of such targets to negotiate better transaction terms?

Finally, your statement that these performance targets are not material to an understanding of the named executive officers' compensation arrangement appears to be inconsistent with your disclosure in your compensation discussion

Noel Elfant
Zebra Technologies Corporation
December 5, 2007
Page 3

and analysis such as that found on page 26 which indicates that your annual cash bonuses are designed to incentivize and reward officers for achieving or exceeding predetermined financial goals.

Notwithstanding the preceding comments, in the event disclosure of targets in future filings would cause competitive harm such that you may omit the targets pursuant to Instruction 4 to Item 402(b) of Regulation S-K, please confirm that in such future filings you will comply with the third through fifth sentences of prior comment 9.

Please contact me at (202) 551-3444 with any questions.

Sincerely,

Perry J. Hindin
Special Counsel